Exhibit 9.0

Fronteer Development Group Inc.

List of Subsidiaries

The following list outlines the percentage of ownership and name of each subsidiary of Fronteer Development Group Inc., as at March 24, 2005:

Fronteer de Mexico S.A. de C.V. - 100%

Berkley Homes (Pickering) Inc. – 50%